MAIL STOP 03-08

	January 14, 2005

Tim R. Sensenig
Chief Executive Officer
Shiwana, Inc.
1320 Tower Road
Schaumburg, IL 60173

	RE:	Shiwana, Inc.
		Registration Statement on Form SB-2/A
		Commission File No. 333-118255
		Filed on December 17, 2004

Dear Mr. Sensenig:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2
Cover Page
1. We note your response to comment 2. Clarify who the "other representatives" will be.
2. Please state that $1.80 will be the price for the duration of the offering.

Prospectus Summary, page 3
3. We note your response to comment 10. Please clarify in the summary that you have received minimal revenue to date and quantify your revenue.

Risk Factors, page 8
4. We note your response to comment 17. Please revise the introduction to your risk factor section to clarify that all material risks have been disclosed.
5. We note your response to comment 18.  We reissue the comment as it
applies to revising your risk factor subheadings to concisely state
the specific material risk each risk factor presents to your company
or investors and the consequences should that risk factor occur.
For
instance, we note "We are not likely to issue dividends" on page
11
and "We may rely on other third-parties" on page 18. Please revise so each caption clearly identifies the risk as it applies to your company, industry or offering. See Updated Staff Legal Bulletin No.
7 (June 7, 1999) sample comments 32, 33, 34, 36, 37 and 38.

We intend to sell our services to customers outside the United
States
.. . ., page 21
6. We note your response to comment 23. Please specify the services you intend to sell that are in demand outside of the United
States.

We do not have any copyrights, and we have a limited ability to protect . . ., page 22
7. We note your response to comment 19 and reissue the comment as it applies to this risk factor. We note your statement, "Although we do not know of any infringement or misappropriation by the Company of the proprietary rights of others, there can be no assurance that others will not assert claims or commence litigation with respect to our current or future intellectual property." Please revise to eliminate the mitigating language and the language referring to your inability to give assurances.

Management`s Discussion and Analysis or Plan of Operation, page 32
8. On page 33, please clarify when during 2005 you expect to become fully operational.

Operating Expenses, page 36
9. Previous comment 31 requested additional discussion of general and administrative expenses for the period November 23, 2003 through September 30, 2004. You include discussion of several expense categories in section 4. - Management`s Discussion and Analysis or Plan of Operation, but not within section 4.3. - Operating Expenses.
Please move the discussion of expense line items to the appropriate section (cost of sales, hiring and training expenses, general and administrative expenses, etc).

Operational Objectives, page 38
10. In section 15 - Use of Proceeds, you present information assuming you sell 25%, 50% and 100% of the new distribution shares you are offering. Please revise the Operational Objectives section to reflect this information per our request in previous comment 33.

Background of Officers, Directors and Key Executives, page 63
11. We note your response to comment 40. Please provide support for the following statements:

* Dr. Keltner has designed, built and/or operated over 30 health care firms and his clients have included many national and regional health care agencies and academic institutions.

* Mr. Bertiger was the visionary who architected and developed
Iridium, the world`s first global communications center.

* He [David Cairns] has substantial operating experience including building effective organizations; developing customer-focused `go-to-market` strategies and successfully executing international growth plans both internally and through merger & acquisition activity. Available Information, page 77
12. Please revise the disclosure in the first paragraph to clarify, if true, that the disclosure in the prospectus is materially complete.

Financial Statements Nine Months Ending September 30, 2004

Note 3.  Operations and Management`s Plans, page 91
13. Please state the reliance on cash proceeds of this offering in the note herein, as discussed in section 4.5 - Operational
Objectives.






14.0	Dilution, page 105
14. Please reflect the pro forma net tangible book value per share as of September 30, 2004 as ($0.005) in the table illustrating the per share dilution. Currently the pro forma net tangible book value per share is reflected as $0.005.
Determination of Offering Price, page 107
15. We note your response to comment 48 and reissue the comment. To the extent practicable, you should more specifically discuss how the various factors listed led to the offering price of $1.80. For instance, you should discuss how you determined what a purchaser would be willing to pay for your shares. Did you hire outside consultants or bankers?

Selling Shareholders, page 110
16. We note your response to comment 50. Please include a column reflecting the amount of securities of the class owned by the selling security holders before and after the offering as required by Item 507 of Regulation S-B.
17. We note your responses to comments 51-52 and reissue the comments. You should determine whether any selling stockholder is a broker-dealer and whether any of the selling stockholders are affiliates of broker-dealers. Please revise.

Undertakings, page 122
18. We note your response to comment 61 and reissue the comment as it applies to providing the full undertaking required by Item 512
(a)(1)(ii) of Regulation S-B.

Exhibit 5.1
19. We note your response to comment 64. Please confirm that you will re-file the opinion so that it speaks as of the effective date of the registration statement.

****

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


	You may contact Dave Irving at (202) 942-1920 or Mike Moran, Branch Chief, at (202) 942-2823 if you have questions regarding comments on the financial statements and related matters. Please contact Howard M. Baik at (202) 942-1963 or Ellie Quarles, Special Counsel, at (202) 942-1859 with any other questions you may have.

				Sincerely,



				H. Christopher Owings
				Assistant Director

cc: 	Jay L. Panzarella, Esq.

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Shiwana, Inc.
January 14, 2005
Page 1